

RECEIVED
2010 MAY 11 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 6, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 031/2010**

  Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in April 2010

  Date: May 6, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,


10015687

Panapichon A

Mr. Anek Pana-apichon
Executive Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

dlw 5/11

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Phahonyothin Rd., Samsennai, Phayathai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
May 6, 2010

SH 031/2010

May 6, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in April 2010

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	16,000,000	14,256,100
Issuing Date	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	32.367	30.127
Exercise Ratio (warrant : common share)	1:1.29023	1 : 1.25071
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV and V) in April 2010, as follows;

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-
No. of remaining unexercised warrants (units)	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-
No. of remaining shares reserved for warrants (shares)	19,445,000	15,756,100